VIA EDGAR

August 12, 2011

United States Securities and Exchange Commission Division of Corporation Finance
Attention:	Mara Ransom, Legal Branch Chief Chris Chase, Staff Attorney Brigitte Lippmann, Special Counsel
100 F Street, N.E. Washington, DC 20549

Re:

Comment Letter dated July 22, 2011

Lithia Motors, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 7, 2011

Definitive Proxy Statement on Schedule 14A

Filed March 14, 2011

File No. 001-14733

Dear Ms. Ransom, Mr. Chase and Ms. Lippmann:

This letter is being filed in response to comments received from the Securities and Exchange Commission (the “Commission”) by letter dated July 22, 2011, with respect to the above referenced filings of Lithia Motors, Inc. (the “Company”). The numbering of the paragraphs below corresponds to the numbering of your letter, the text of which we have incorporated in for convenience.

Definitive Proxy Statement on Schedule 14A

Components of 2010 Executive Officer Compensation, page 25

2010 Variable Compensation Plans, page 25

1.

Please disclose the actual pre-tax profit achieved for each six-month period, explain how these amounts were calculated, and, if applicable, adjusted. See Instruction 5 to Item 402(b) and Item 402(b)(2)(vi) of Regulation S-K.

The actual pre-tax profit achieved was $15.1 million for the first half and $25.6 million for the second half of 2010, respectively. These amounts were determined by starting with GAAP consolidated income (loss) from continuing and discontinued operations, net of tax, and then excluding any non-operating transactions or disposal activities (for example, real estate sales, contract termination fees, impairments, income tax adjustments, gains/losses on sold/closed stores following last full month of operations and similar items). The material adjustments are the same adjustments the Company performs when presenting non-GAAP operating income, which focuses on operating income from continuing operations, in the Company’s earnings releases and filings on Form 10-Q and Form 10-K. Additional adjustments relate to discontinued operations, gains/losses on disposal activities and miscellaneous non-operating transactions or disposal activities such as disposal of real estate.

Corporate Offices: 360 East Jackson Street, Medford, Oregon 97501 ● Phone 541-776-6401 ● Fax (541)-770-7172

August 12, 2011

The table below reconciles reported GAAP consolidated income (loss) from continuing and discontinued operations, net of tax, and the actual pre-tax profit for purposes of the variable compensation plans:

	6 months ended		12 Months ended		6 months ended
	June 30, 2010		December 31, 2010		December 31, 2010
Pretax Income (Loss) from Continuing Operations	(258,000)	1	23,193,000	5	23,451,000	9
Pretax Income (Loss) from Discontinued Operations	(635,000)	2	(634,000)	6	1,000	9
Proforma Items:
Asset Impairment and Disposal Gains	14,451,000	3	14,954,000	7	503,000	9
Reserve Adjustments	1,334,000	3	2,278,000	7	944,000	9
Excluded Items:						9
Loss on Disposals	294,000	2	294,000	6	-	9
Other Non-Operating Adjustments:
Miscellaneous Losses (Gains)	(77,000)	4	38,000	8	115,000	9
Heimann Purchase Option			591,000	8	591,000	9
Adjusted Variable Compensation Plan Pre-tax Profit	15,109,000		40,714,000		25,605,000	9

1 Form 10-Q period ended June 30,2010 - Item 1 - page 3
2 Form 10-Q period ended June 30,2010 - Note 13 - page 21
3 Form 10-Q period ended June 30,2010 - Item 2 - page 25
4 Form 10-Q period ended June 30,2010 - Item 1 - page 3 - included in Selling, general and administrative
5 Form 10-K period ended December 31, 2010 - Item 15 - page F-4
6 Form 10-K period ended December 31, 2010 - Item 15 - Note 16 - page F-40
7 Form 10-K period ended December 31, 2010 - Item 7 - page 45
8 Form 10-K period ended December 31, 2010 - Item 15 - page F-4 -included in Selling, general and administrative; note 17, page F-41
9 Difference between 12 months ended December 31, 2010 and 6 months ended June 30, 2010

We plan to include the above table in future filings requiring compensation disclosure if the Company continues to use an adjusted measure such as non-GAAP pre-tax profit.
2.

Please disclose in greater detail how you calculated 30% of the maximum bonus amount for the first half of 2010 and 65% of the maximum bonus amount for the second half of 2010, including the following:

The 30% of the maximum bonus amount for the first half of 2010 is solely related to achieving one of the pre-tax profit criteria threshold levels. We established 15%, 30%, 45%, 60% and 75% achievement levels within the pre-tax profit criteria, and each achievement level correlates to a range of pre-tax profit.

The 65% of the maximum bonus amount for the second half of 2010 is related to achieving one of the pre-tax profit criteria threshold levels and one of the new vehicle sales growth (year over year) criteria threshold levels. We established 15%, 30%, 45%, 60% and 75% achievement levels within the pre-tax profit criteria and 3%, 4% and 5% achievement levels within the new vehicle sales growth threshold levels. The achievement levels correlate to a range of pre-tax profit and to a range of new vehicle sales growth levels.

•         For each bullet point under the performance criteria, please disclose whether the criteria was met and, if so, what percentage bonus achievement was used to calculate the bonus.

As described below, we believe that the proxy statement indicated whether the criteria were met. However, we believe that future filings could include additional disclosure. The Company will augment its performance criteria disclosures by adding tabular presentation similar to the following:

August 12, 2011

Objective Criteria		2010 First Half Accomplishment Level		Achieved
1	Pre-Tax Profit ($)	$26.0 million and greater $21.0 and $25.99 million $16.0 and $20.99 million $11.0 and $15.99 million $6.0 and $10.99 million	75% 60% 45% 30% 15%	30%
2	New Vehicle Sales Growth—YOY (Relative to Group Average)	2.0% or higher than group 1.0 to 1.99% higher than group 0 to 0.99% higher than group	5% 4% 3%	0%
3	Used Vehicle Sales Growth—YOY (Relative to Group Average)	2.0% or higher than group 1.0 to 1.99% higher than group 0 to 0.99% higher than group	5% 4% 3%	0%
4	Fixed Dept Sales Growth (Relative to Group Average)	2.0% or higher than group 1.0 to 1.99% higher than group 0 to 0.99% higher than group	5% 4% 3%	0%
5	Sales Satisfaction Scores	100.0% of aggregate score	5%	0%
6	Service Satisfaction Scores	100.0% of aggregate score	5%	0%
		Maximum = 100%		Total=30%

Objective Criteria		2010 Second Half Accomplishment Level		Achieved
1	Pre-Tax Profit ($)	$30.0 million and greater $25.0 and $29.99 million $20.0 and $24.99 million $15.0 and $19.99 million $10.0 and $14.99 million	75% 60% 45% 30% 15%	60%
2	New Vehicle Sales Growth—YOY (Relative to Group Average)	2.0% or higher than group 1.0 to 1.99% higher than group 0 to 0.99% higher than group	5% 4% 3%	5%
3	Used Vehicle Sales Growth—YOY (Relative to Group Average)	2.0% or higher than group 1.0 to 1.99% higher than group 0 to 0.99% higher than group	5% 4% 3%	0%
4	Fixed Dept Sales Growth (Relative to Group Average)	2.0% or higher than group 1.0 to 1.99% higher than group 0 to 0.99% higher than group	5% 4% 3%	0%
5	Sales Satisfaction Scores	100.0% of aggregate score	5%	0%
6	Service Satisfaction Scores	100.0% of aggregate score	5%	0%
		Maximum = 100%		Total=65%

For the first half of 2010, the pre-tax profit criteria was the only objective criteria we met and constituted the entire 30% of the maximum bonus amount. We believe that the following sentence on page 26 of the proxy statement indicated that the pre-tax profit was the only criteria achieved:

August 12, 2011

“For the first half of 2010, we achieved a total of 30% of the maximum variable compensation amount having achieved a pre-tax profit achievement of between $11.0 million and $15.99 million, excluding non-operating transactions and disposal activities.”

For the second half of 2010, we met the pre-tax profit criteria and the new vehicle sales growth criteria. We believe that the following sentence on page 26 of the proxy statement indicated that the pre-tax profit and the new vehicle sales growth were the only criteria achieved:

“For the second half of 2010, we achieved a total of 65% of the maximum bonus amount consisting of a pre-tax profit achievement of between $25.0 million and $29.99 million (60%), excluding non-operating transactions and disposal activities, and a new vehicle same store sales growth rate of 2.0% or higher than the peer group growth rate (5%).”

•         For each pre-tax bullet point under the performance criteria, please explain how you calculated the percentage bonus achievement.

Pre-tax profit is the only pre-tax criteria the Company incorporated into the 2010 variable compensation plan. A detailed description of the calculation of pre-tax profit is included in response to Item 1 above. For the first half of 2010 pre-tax profit, the range of $11.0 million to $15.99 was a pre-tax profit achievement level that correlated with a 30% bonus achievement. For the second half of 2010, the range of $25.0 and $29.99 million of pre-tax profit, adjusted as described above, correlated to a 60% bonus achievement level.

Using the first half 2010 plan as an example, the maximum amount of bonus as a percentage of salary for each named executive officer in 2010 is set forth below along with the actual amount of bonus (as a % of salary) based on multiplying the maximum amount by 30%, the achieved level:

NEO	Maximum Amount of Bonus (% of salary)	Actual Amount of Bonus (30% of Maximum)
Mr. S. DeBoer Mr. B. DeBoer Mr. J. DeBoer Mr. Gray Mr. Heimann Mr. Holzshu	150% 150% 150% 100% 75% 55% (adjusted in 2nd half)	45% 45% 45% 30% 22.5% 16.5%

The information included in the maximum amount of bonus (% of salary) column above can be found on page 27 of the proxy statement. The Company made the second half 2010 plan calculations in the same manner, but with the 65% of maximum achievement level (60% for the pre-tax item).

For performance criteria where a potential range of achievement is indicated in the proxy statement (e.g., pre-tax profit “potential range of 15% to 75% of bonus achievement”), the Company incorporates a series of achievement levels into such criteria. Following the end of each performance period, the Compensation Committee of the Board of Directors and management review performance relative to the plan, determine the level of performance attained for that period and calculate the applicable variable compensation. These calculations are reviewed and confirmed by our Internal Audit department in writing.

August 12, 2011

2003 Stock Incentive Plan Awards, page 27

3.	Please explain how you determined the number of RSUs you awarded to each named executive officer.
The Compensation Committee establishes the CEO’s compensation, including the number of RSUs awarded to the CEO. The Compensation Committee approves the compensation for the other executive officers, which includes review and discussion of management’s recommendation for the number of RSUs awarded to officers other than the CEO. RSU award levels are not based on a formula and all awards are entirely discretionary. As discussed in the proxy statement, the Compensation Committee considers a compensation study for specified officers and assesses the competitiveness of the Company’s compensation in the industry. The Compensation Committee also considers the results of performance reviews, as well as the overall compensation package, when approving RSU awards for named executive officers. In making its recommendations to the Compensation Committee, management considers performance reviews and job responsibilities, as well as the competitiveness of the Company’s compensation in the industry. The Company’s general practice has been to award a higher number of RSUs to officers with greater responsibilities.

Proxy Card

4.

We note that Proposal 4 on the proxy card asks shareholders “[t]o consider an advisory vote on the 2010 compensation for [y]our named executive offers.” In future filings, please revise the proxy card to clarify that shareholders are voting for, against or abstaining from voting on the approval of executive compensation and not “to consider” an advisory vote on executive compensation.

The Company will revise the proxy card language in future filings consistent with the comment.

In connection with responding to your comments the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses fully address the Staff’s comments. If you have any questions about these responses, please contact John North at (541) 618-5748 or Andrew Ognall, securities counsel at Lane Powell PC, at (503) 778-2169.

Sincerely,

LITHIA MOTORS, INC.

/s/John North

John North

Vice President – Finance and Corporate Controller (Principal Accounting Officer)

cc:

Sidney DeBoer, Chairman and Chief Executive Officer

Bryan DeBoer, President and Chief Operating Officer

Chris Holzshu, Senior Vice President and Chief Financial Officer

Edward Impert, Associate General Counsel